Filed Pursuant to Rule 433
Registration No. 333-212720
August 8, 2016

U.S.$1,200,000,000
TransCanada Trust
TransCanada PipeLines Limited

Trust Notes — Series 2016-A due 2076

Issuer:	TransCanada Trust

Guarantor:	TransCanada PipeLines Limited

Security:	Trust Notes — Series 2016-A due 2076

Size:	U.S.$1,200,000,000

Maturity Date:	August 15, 2076

Coupon:	5.875%

Interest Rate and Interest Payment Dates:

Fixed Rate Period:

From, and including, the Closing Date to, but excluding, August 15, 2026 at a fixed rate equal to 5.875% per year, payable semi-annually in arrears on August 15 and February 15 of each year, commencing on February 15, 2017.

Floating Rate Period:

From August 15, 2026, and on every February 15, May 15, August 15 and November 15 of each year thereafter until August 15, 2076 (each such date, a “Series 2016-A Interest Reset Date”), the interest rate on the Trust Notes - Series 2016-A will be reset as follows: (i) starting on August 15, 2026 on every Series 2016-A Interest Reset Date, until August 15, 2046, the interest rate on the Trust Notes — Series 2016-A will be reset at an interest rate per annum equal to the three month LIBOR plus 4.64%, payable in arrears, with the first payment at such rate being on November 15, 2026 and, (ii) starting on August 15, 2046, on every Series 2016-A Interest Reset Date, until August 15, 2076, the interest rate on the Trust Notes - Series 2016-A will be reset on each Series 2016-A Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 5.39%, payable in arrears, with the first payment at such rate being on November 15, 2046.

Day Count Convention:	Fixed Rate Period: 360-day year consisting of twelve 30-day months.

Floating Rate Period: actual number of days elapsed during each interest period and a 360-day year.

Business Day:

A day on which the Guarantor, Valiant Trust Company and CST Trust Company are open for business in the City of Calgary, Alberta, other than a Saturday, Sunday or any statutory or civic holiday in the City of Toronto, Ontario, the City of Calgary, Alberta and the City of New York, New York.

Price to Public:	100%

Yield:	5.875%

Optional Redemption:

On or after August 15, 2026 the Trust may redeem the Trust Notes — Series 2016-A in whole at any time or in part from time to time on any Series 2016-A Interest Payment Date at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption for Tax Event or Rating Agency Event:

Upon the occurrence of, or any time following the occurrence of, a Rating Event or a Tax Event, the Trust may redeem all (but not less than all) of the Trust Notes — Series 2016-A at a redemption price per U.S.$1,000 principal amount of the Trust Notes - Series 2016-A equal to par (in the case of a Tax Event) and par plus $20 (in the case of a Rating Event), together with accrued and unpaid interest to but excluding the date fixed for redemption.

ERISA:

Subject to the considerations discussed under “Certain ERISA Matters,” the Trust Notes—Series 2016-A may be acquired by plans that are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or the provisions of Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) and entities deemed to hold plan assets of the foregoing (such plans and entities referred to herein as “Plans”), and plans that are subject to federal, state or other laws (referred to as “Similar Law”) that are substantially similar to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and/or Section 4975 of the Code (such plans referred to herein as “Similar Law Plans”). Each purchaser and subsequent transferee acquiring the Trust Notes—Series 2016-A with assets of a Plan or Similar Law Plan shall be deemed to represent and warrant that its acquisition, holding, redemption or exchange of the Trust Notes—Series 2016-A will not give rise to a nonexempt prohibited transaction under ERISA or the Code or a violation of Similar Law. See “Certain ERISA Matters.”

Trade Date:	August 8, 2016

Expected Settlement Date:	August 11, 2016 (T+3)

Anticipated Security Ratings:*	Moody’s Baa2; S&P BBB

CUSIP:	89356BAB4

ISIN:	US89356BAB45

Joint Book-Running Managers and Co-Structuring Agents:	J.P. Morgan Securities LLC Deutsche Bank Securities Inc.

Co-Managers:

HSBC Securities (USA) Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
Credit Agricole Securities (USA) Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
SMBC Nikko Securities America, Inc.
Barclays Capital Inc.
Wells Fargo Securities, LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Deutsche Bank Securities Inc. toll free at (800) 503-4611.